March 27, 2025

Douglas Scott
Deputy Minister of Finance
Province of British Columbia
Consul General of Canada
466 Lexington Avenue, 20th Floor
New York, New York 10017

       Re: Province of British Columbia
           Registration Statement on Form S-B
           Filed March 3, 2025
           File No. 333-285485
Dear Douglas Scott:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-B, Filed March 3, 2025
Amendment No. 4 to Annual Report on Form 18-K, Filed March 7, 2025 Budget and Fiscal Plan 2025/26 - 2027/28
Tax Measures
Carbon Tax Act, page 66

1. We note your disclosure that should the federal government remove the requirement for carbon pricing across Canada, British Columbia would follow suit. Please update your disclosure to confirm, if true, that British Columbia intends to end the province's consumer carbon tax now that Prime Minister Mark Carney has moved to eliminate the tax. In addition, if the end of the consumer carbon tax has an impact on British
       Columbia's revenues and projected revenues, please update your disclosure as necessary.
 March 27, 2025
Page 2

General

2. On March 13, 2025, the British Columbia Legislative Assembly advanced legislation titled the "Economic Stabilization (Tariff Response) Act." In response, federal legislators in the United States have suggested reviving COVID-19 legislation, namely the "Cruising for Alaska's Workforce Act," that would allow cruise ships to return to the mainland United States without stopping in a foreign country. Please provide updated disclosure on the potential impacts of this legislation and, if necessary, the potential targeted responses against British Columbia - similarly to how you provided "Recent Updates" disclosure in your 18-K amendment on December 31,
       2024.
3. On March 23, 2025, Prime Minister Mark Carney called a snap election for April 28,
       2025. Please provide updated disclosure to reflect any impacts, if material, to British
       Colombia due to the running and potential consequences of these federal elections.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Nicholas Nalbantian at 202-551-7470 or Michael Coco at 202-551-
3253 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
International Corporate
                                                            Finance
cc:   Jason Lehner